

Mail Stop 4546

April 5, 2017

Via E-Mail
Mr. D. Craig Mense
Chief Financial Officer
CNA Financial Corporation
333 S. Wabash
Chicago, IL 60604

      **Re: CNA Financial Corporation
             Form 10-K for the fiscal year ended December 31, 2016
             Filed February 15, 2017
             File No. 1-05823**

Dear Mr. Mense:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note E. Claim and Claim Adjustment Expense Reserves, page 86

1. Regarding the information in the tables you state in the first full paragraph on page 88 "To the extent the Company enters into a commutation, the transaction is reported on a prospective basis." Explain to us your basis for reporting commutations on a prospective basis and tell us why you did not report commutations on a retrospective basis. In your response, confirm that you were the ceding party in the reinsurance agreements that were commuted, tell us how you reconciled presenting the table net of reinsurance that does not exist as of the date of the latest statement of financial position presented with ASC 944-40-50-4B, and explain how presenting commutations on a prospective basis provides a meaningful trending analysis when the claims incurred estimates and claims payment information in the historical columns of your claims development tables are not directly comparable to the post-commutation information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance